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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2006

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                      Form 20-F   |X|   Form 40-F   |_|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(1):
                         Yes      |_|       No      |X|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(7):
                         Yes      |_|       No      |X|

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                      Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:
                         Yes      |_|       No      |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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Press Release

New York,  February 21st, 2006.  Concerning the tender offer for Endesa's (NYSE:
ELE) shares submitted today by E.ON and the proposed terms of the transaction, the Board of Directors deems it convenient to make the following unanimous considerations and preliminary assessment, in the interest of the company and its shareholders.

     1. Endesa has conducted discussions, in accordance with the applicable legal framework, with companies interested in the tender process initiated by Gas Natural on September 5th, 2005 and E.ON has been one of them. These discussions do not imply any commitments between the parties.

     2. E.ON's offer competes with Gas Natural's. Its full cash nature will enable Endesa's shareholders to make a precise assessment of the price offered and thus facilitate the decision making process.

     3. The price offered by E.ON clearly improves that of Gas Natural, nevertheless the Board of Directors considers that it does not adequately reflect Endesa's real value.

     4. The Board of Directors appraises positively the fact that E.ON's proposed operation maintains Endesa's business plan completely without selling any assets.

This preliminary assessment should be construed without prejudice to the report Endesa's Board of Directors will have to issue in accordance with article 20.3 of Royal Decree 1197/1991, from July 26th, which regulates Tender Offers for Shares, once E.ON's prospectus is approved by the CNMV.

The Board of Directors reiterates its commitment to the company's business plan that provides it with growth and profitability prospects.


         For additional information please contact Alvaro Perez de Lema,
                    North America Investor Relations Office,
                            telephone # 212 750 7200
                              http://www.endesa.es


* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ENDESA, S.A.

Dated: February 21st , 2006               By: /s/ Alvaro Perez de Lema
                                             --------------------------
                                          Name:  Alvaro Perez de Lema
                                          Title: Manager of North America
                                                 Investor Relations